April 5, 2007


By facsimile to (310) 552-5001 and U.S. Mail


Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070, People`s Republic of China

Re:	China Architectural Engineering, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed March 13, 2007
File No. 333-138603

Dear Mr. Luo:

	We reviewed the filing and have the comments below.

Principal Terms of the Share Exchange, page 3

1. Please revise the new disclosure in this section to clearly describe which shares are being registered now and which will be registered later. Currently, this discussion is difficult to follow.

Capitalization, page 21

2. We note your response to prior comment 7. It remains unclear to us why your total capitalization differs from your total stockholders` equity. As previously requested, please revise your disclosure to explain the difference between these two numbers.


Selected Consolidated Financial Data, page 23

3. We note your response to our prior comment 9. As previously requested, please revise your selected financial data to include cash dividends declared per share as required by Item 301 of Regulation S-
K.

Dilution, page 22

4. As requested in prior comment 1, please include all non-Rule
430A
information missing from the registration statement, including the second table in the dilution section.

Liquidity and Capital Resources, page 32

5. We note your response to prior comment 15. As previously requested, please ensure that the balances disclosed in your analysis of cash flows agree with the balances as indicated on the face of your financial statements.

Executive Compensation, page 47

6. Please elaborate upon how you determine the amount of bonus to pay the executive officers. We note your statement that bonuses are paid for individual and company achievement and that bonuses were paid in
2004, 2005, and 2006. Please disclose what measures of individual and company achievement and any formulae that you have used to determine the disclosed bonus amounts for each officer.

7. We note also that you have not yet developed a compensation program for fiscal 2007. Please discuss how the determination is made as to when bonuses are granted.

 Certain Relationships and Related Transactions, page 49

8. Please discuss your policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Financial Statements for the Fiscal Period Ended September 30,
2006

Note 3 - Contract Receivables, page F-14

9. We note your response to prior comment 21. Please confirm to us, if true, that you have either recovered or expect to recover the full amount of the $1,292,520 of overdue payments. If our understanding is correct, please revise your discussion of the related lawsuits on page 32 to clarify this matter.

Financial Statements for the Fiscal Year Ended December 31, 2005

General

10. We note that your audited financial statements have changed from those appearing in prior drafts of your filing. Specifically, your balances for cash and retained earnings have increased by $5,722 for each of the three years appearing on your balance sheet, this increase is reflected on your equity statement as an increase to your opening January 1, 2003 balance for retained earnings, and this increase is reflected on your cash flow statement in the new numbers shown for your beginning and ending balances of cash for each year presented. If these changes were unintentional, please revise your financial statements. Otherwise, please tell us why these changes were made, how these changes and your disclosures comply with SFAS 154, and what consideration your auditors gave to addressing this restatement in their audit opinion.

Consolidated Statements of Income, page F-20

11. Based on your response to prior comment 24, your classification of "design fee income" as non-operating income remains unclear. Please provide us a more detailed explanation of the services that you provide in exchange for this income. If this relates to designing curtain walls or other construction projects, please help us to understand how you determined that this income did not represent revenues, including the accounting guidance upon which you are relying.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If CAEI requests acceleration of the registration statement`s effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* CAEI may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or Jennifer K. Thompson, Staff Accountant, at (202) 551-3737. You may

direct questions on other comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





 Pamela A. Long
                          Assistant Director

cc:	Thomas J. Poletti, Esq.
	Anh Q. Tran, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP
	10100 Santa Monica Boulevard, 7th Floor
	Los Angeles, CA 90067

	Joseph V. Stubbs, Esq.
	Scott Galer, Esq.
	Stubbs Alderton & Markiles, LLP
	15260 Ventura Boulevard, 20th Floor
	Sherman Oaks, CA 91403



Mr. Luo Ken Yi
April 5, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE